UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

R.G. Barry Corporation

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

068798107

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068798107	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,093,189
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,093,189
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 068798107	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,093,189
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,093,189
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 068798107	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,093,189
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,093,189
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 068798107	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,093,189
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,093,189
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 068798107	Page 6 of 8 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, par value $1 per share (the “Common Stock”), of R.G. Barry Corporation, an Ohio corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), Mill Road Capital GP LLC, a Delaware limited liability company (“GP I”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Initial Reporting Persons”) on February 18, 2011 (the “Schedule 13D”), as amended and restated by the Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Initial Reporting Persons, Mill Road Capital II, L.P. (“Fund II”) and Mill Road Capital II GP LLC (“GP II”) on August 29, 2012, and as amended by the Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Messrs. Lynch and Scharfman, Fund II and GP II on September 11, 2013 (such joint statement, as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows.

1.	The first sentence of Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

‘The Reporting Persons have acquired beneficial ownership of an aggregate of 1,093,189 shares of Common Stock for $17,393,824.02 using working capital from Fund II and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Fund II with a broker on customary terms and conditions.’

2.	Paragraphs a, b and c of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

‘(a, b) The percentages of beneficial ownership reported in this Item 5, and on the respective cover pages to the Schedule 13D of each Reporting Person, are based on a total of 11,418,837 shares of the Common Stock issued and outstanding as of September 11, 2013, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended June 29, 2013. All of the share numbers reported below, and on these cover pages, are as of September 12, 2013, unless otherwise indicated. Each of these cover pages is incorporated by reference in its entirety into this Item 5(a, b).

Fund II directly holds, and thus has sole voting and dispositive power over, 1,093,189 shares of Common Stock. GP II, as sole general partner of Fund II, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of Fund II, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, the shares of Common Stock on behalf of Fund II. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.

Accordingly, each of the Reporting Persons beneficially owns 1,093,189 shares of Common Stock, or approximately 9.6% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,093,189 shares of Common Stock, or approximately 9.6% of the outstanding shares of Common Stock.

(c) No Reporting Person, other than Fund II as set forth in the table below, effected any transaction in shares of the Common Stock on September 12, 2013 (the day after the filing of the prior amendment to the Schedule 13D).

CUSIP No. 068798107	Page 7 of 8 Pages

Date of Transaction	Shares Purchased	Avg. Price per Share ($)
9/12/2013	125,000	$19.0758

Each transaction was conducted in the ordinary course of business on the open market for cash. Purchases have been aggregated daily, and purchase prices do not reflect brokerage commissions paid.’

3.	Except as amended hereby, the Schedule 13D remains in full force and effect.

CUSIP No. 068798107	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 13, 2013

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman